Exhibit 15.3

CHARTER FOR THE

CORPORATE SOCIAL RESPONSIBILITY COMMITTEE OF

INFOSYS LIMITED

I.	PURPOSE:

The purpose of the Corporate Social Responsibility Committee (the “Committee”) of the Board of Directors (the “Board”) of Infosys Limited (the “Company”) shall be to assist the Board and the Company in fulfilling its corporate social responsibility (“CSR”). The Committee has overall responsibility for: (i) identifying the areas of CSR activities; (ii) recommending the amount of expenditure to be incurred on the identified CSR activities; (iii) implementing and monitoring the CSR policy from time to time; and (iv) coordinating with Infosys Foundation or such other agency in implementing programs and executing initiatives as per CSR policy of the Company.

The purpose and responsibilities of the Committee shall include such other items/matters prescribed under applicable law or prescribed by the Board in compliance with applicable law from time to time.

The Committee is also responsible for reporting progress of various initiatives and in making appropriate disclosures on a periodic basis.

II.	COMMITTEE MEMBERSHIP AND ORGANIZATION:

The Committee shall be appointed by and will serve at the discretion of the Board. The Committee shall consist of no fewer than three (3) members with at least one (1) member being an independent director. The members of the Committee shall meet as provided in this Charter.

The members of the CSR Committee will be appointed by the Board.

III.	MEETINGS AND QUORUM

The committee shall meet at least four times a year. Two members present shall form the quorum for the meeting of the Committee. The Chairperson of Infosys Foundation will be a permanent invitee to all the meetings of the Committee.

IV.	COMMITTEE RESPONSIBILITIES AND AUTHORITY:

•	The Committee shall annually review the CSR Policy and associated frameworks, processes and practices of the Company and make appropriate recommendations to the Board.
•	The Committee shall ensure that the Company is taking the appropriate measures to undertake and implement CSR projects successfully and shall monitor the CSR Policy from time to time.
•	The Committee shall identify the areas of CSR activities and recommend the amount of expenditure to be incurred on such activities.
•	The Committee will coordinate with Infosys Foundation or such other agency for implementing programs and executing initiatives as per CSR policy and shall review the performance of Infosys Foundation or such other agency periodically.
•	The Committee may form and delegate authority to subcommittees when appropriate.
•	The Committee shall regularly report to the Board.
•	The Committee shall review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

The Committee shall have access to any internal information necessary to fulfill its role. The Committee shall also have authority to obtain advice and assistance from internal or external legal, accounting or other advisors.